Q4 FY2025 & FY2025
ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2025 & FISCAL YEAR 2025 RESULTS

Q4 FY2025
3.9% Year on Year Revenue Decrease to £186.8 million
0.7% Revenue Decrease at Constant Currency
Diluted EPS £0.02 compared to £(0.03) in the prior year comparative period
Adjusted Diluted EPS £0.24 compared to £0.22 in the prior year comparative period

FY2025
4.3% Year on Year Revenue Increase to £772.3 million
6.3% Revenue Increase at Constant Currency
Diluted EPS £0.36 compared to £0.29 in the prior year
Adjusted Diluted EPS £1.13 compared to £1.12 in the prior year

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), the technology-driven business transformation group whose AI-native approach combines cutting edge technology with deep industry expertise, today announced results for the three months ended June 30, 2025 ("Q4 FY2025"), and for the fiscal year ended June 30, 2025 ("FY2025").
“AI continues to be a strategic focus for many of our clients and we have now passed the point where over half of our people use AI in projects, a clear marker of progress in our journey to becoming AI-native. Endava exited FY2025 with its highest ever quarterly order book, lifting full-year signed value to a record high. Despite the increase in the order book, the short term operating backdrop remains volatile and many clients continue to recalibrate the timing of spending, and therefore our outlook remains cautious,” said John Cotterell, Endava's CEO.

FOURTH QUARTER FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS:
•Revenue for Q4 FY2025 was £186.8 million, a decrease of 3.9% compared to £194.4 million in the same period in the prior year.
•Revenue decrease at constant currency (a non-IFRS measure)* was 0.7% for Q4 FY2025.
•Profit before tax for Q4 FY2025 was £3.8 million, compared to loss before tax of £(0.4) million in the same period in the prior year.

Q4 FY2025 & FY2025
•Adjusted profit before tax (a non-IFRS measure)* for Q4 FY2025 was £16.4 million, or 8.8% of revenue, compared to £14.9 million, or 7.7% of revenue, in the same period in the prior year.
•Profit for the period was £1.2 million, resulting in diluted earnings per share ("EPS") of £0.02, compared to loss for the period of £(1.9) million and diluted loss per share of £(0.03) in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £13.5 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.24, compared to adjusted profit for the period of £12.9 million and adjusted diluted EPS of £0.22 in the same period in the prior year.
FULL YEAR 2025 FINANCIAL HIGHLIGHTS:
•Revenue for FY2025 was £772.3 million, an increase of 4.3% compared to £740.8 million in the prior year.
•Revenue increase at constant currency (a non-IFRS measure)* was 6.3% for FY2025.
•Profit before tax for FY2025 was £24.1 million, compared to profit before tax of £27.0 million in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for FY2025 was £82.1 million, or 10.6% of revenue, compared to £83.0 million, or 11.2% of revenue, in the prior year.
•Profit for the year was £21.2 million, resulting in diluted EPS of £0.36, compared to profit for the year of £17.1 million and diluted EPS of £0.29 in the prior year.
•Adjusted profit for the year (a non-IFRS measure)* was £66.6 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £1.13, compared to adjusted profit for the year of £66.0 million and adjusted diluted EPS of £1.12 in the prior year.
CASH FLOW:
•Net cash used in operating activities was £(2.3) million in Q4 FY2025, compared to net cash used in operating activities of £(0.2) million in the same period in the prior year. Net cash from operating activities was £52.8 million in FY2025, compared to £54.4 million in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £(4.0) million in Q4 FY2025, compared to £6.6 million in the same period in the prior year, and £48.7 million in FY2025, compared to £58.4 million in the prior year.

Q4 FY2025 & FY2025
•At June 30, 2025, Endava had cash and cash equivalents of £59.3 million, compared to £62.4 million at June 30, 2024.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”
OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2025:
•Headcount totaled 11,479 at June 30, 2025, with an average of 10,255 operational employees in Q4 FY2025, compared to a headcount of 12,085 at June 30, 2024 and an average of 11,007 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 133 at June 30, 2025 compared to 146 clients at June 30, 2024.
•Top 10 clients accounted for 37% of revenue in Q4 FY2025, compared to 34% in the same period in the prior year.
•By geographic region, 38% of revenue was generated in North America, 23% was generated in Europe, 33% was generated in the United Kingdom and 6% was generated in the rest of the world in Q4 FY2025. This compares to 38% in North America, 25% in Europe, 30% in the United Kingdom and 7% in the Rest of the World in the same period in the prior year.
•By industry vertical, 17% of revenue was generated from Payments, 22% from BCM, 10% from Insurance, 17% from TMT, 8% from Mobility, 12% from Healthcare, and 14% from Other in Q4 FY2025. This compares to 19% from Payments, 17% from BCM, 9% from Insurance, 21% from TMT, 9% from Mobility, 12% from Healthcare, and 13% from Other in the same period in the prior year.
OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2025:
•Top 10 clients accounted for 36% of revenue in FY2025, compared to 32% in the prior year.
•By geographic region, 38% of revenue was generated in North America, 23% was generated in Europe, 33% was generated in the United Kingdom and 6% was generated in the rest of the world in FY2025. This compares to 33% in North America, 26% in Europe, 33% in the United Kingdom and 8% in the Rest of the World in the prior year.
•By industry vertical, 19% of revenue was generated from Payments, 20% from BCM, 9% from Insurance, 19% from TMT, 8% from Mobility, 12% from Healthcare, and 13% from

Q4 FY2025 & FY2025
Other in FY2025. This compares to 24% from Payments, 15% from BCM, 8% from Insurance, 23% from TMT, 10% from Mobility, 6% from Healthcare, and 14% from Other in the prior year.
OUTLOOK:
First Quarter Fiscal Year 2026:
Endava expects revenue will be in the range of £181.0 million to £183.0 million, representing a constant currency revenue decrease of between (6.0)% and (5.0)% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.17 to £0.19 per share.
Full Fiscal Year 2026:
Endava expects revenue will be in the range of £750.0 million to £765.0 million, representing a constant currency revenue change of between (1.5)% and 0.5% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.82 to £0.94 per share.
This above guidance for the first quarter and full fiscal year 2026 assumes the exchange rates on August 31, 2025 (when the exchange rate was 1 British Pound to 1.35 US Dollar and 1.15 Euro).
Endava is not able, at this time, to reconcile its expectations for the first quarter and full fiscal year 2026 for a rate of revenue growth or decline at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange losses / (gains), net, and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.
SHARE REPURCHASE PROGRAM:
As of August 29, 2025, the Company had repurchased 6,722,491 American Depositary Shares ("ADS") for $111.2 million under its share repurchase program. As of August 29, 2025, the Company had $38.8 million remaining for repurchase under its share repurchase authorisation.

Q4 FY2025 & FY2025
CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, September 4, 2025, to review its Q4 FY2025 results and FY2025 results. To participate in Endava’s Q4 FY2025 and FY2025 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday October 3, 2025.
ABOUT ENDAVA PLC:
Endava is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partners with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, it supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, banking and capital markets, technology, media, telecommunications, healthcare, mobility, retail and consumer goods and more. As of June 30, 2025, 11,479 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q4 FY2025 & FY2025
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue growth/(decline) rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue growth/(decline) rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended June 30, 2024 were used to convert revenue for the fiscal quarter ended June 30, 2025 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange losses/(gains), net, restructuring costs, exceptional property charges and fair value movement of contingent consideration, all of which are non-cash items except for realised foreign currency exchange losses/(gains), net, restructuring costs and an element of the exceptional property charges. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the adjusted tax charge for the period. The adjusted tax charge is the tax charge adjusted for the tax impact of the adjustments to PBT and the release of the deferred tax liability relating to Romanian withholding tax.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible). Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated

Q4 FY2025 & FY2025
internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below and not rely on any single financial measure to evaluate the Company’s business.
FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding the macroeconomic environment, our pipeline for transformative technology projects, client demand, our ability to deliver sustainable growth and management's financial outlook for the first quarter and full fiscal year 2026. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its growth; Endava's ability to effectively

Q4 FY2025 & FY2025
manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance; the impact of unstable market, economic, and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.
INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q4 FY2025 & FY2025

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000
REVENUE	772,255	740,756	186,776	194,418
Cost of sales
Direct cost of sales	(550,894)	(532,860)	(133,577)	(142,996)
Allocated cost of sales	(27,659)	(28,188)	(6,763)	(8,250)
Total cost of sales	(578,553)	(561,048)	(140,340)	(151,246)
GROSS PROFIT	193,702	179,708	46,436	43,172
Selling, general and administrative expenses	(162,195)	(159,568)	(37,746)	(41,925)
OPERATING PROFIT	31,507	20,140	8,690	1,247
Net finance (expense) / income	(7,394)	6,840	(4,891)	(1,656)
PROFIT / (LOSS) BEFORE TAX	24,113	26,980	3,799	(409)
Tax on profit / (loss) on ordinary activities	(2,901)	(9,858)	(2,631)	(1,445)
PROFIT / (LOSS) FOR THE PERIOD	21,212	17,122	1,168	(1,854)
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	(40,376)	(3,041)	(18,822)	(1,980)
Total comprehensive (expense)/income for the year attributable to the equity holders of the Company	(19,164)	14,081	(17,654)	(3,834)

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	58,461,621	58,318,968	56,142,682	58,634,640
Weighted average number of shares outstanding - Diluted	58,875,460	58,749,497	56,219,024	58,819,301
Basic EPS (£)	0.36	0.29	0.02	(0.03)
Diluted EPS (£)	0.36	0.29	0.02	(0.03)

Q4 FY2025 & FY2025

CONDENSED CONSOLIDATED BALANCE SHEETS	June 30, 2025	June 30, 2024 (1)
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	473,296	507,652
Intangible assets	100,890	130,792
Property, plant and equipment	14,177	20,780
Lease right-of-use assets	41,515	53,294
Deferred tax assets	19,030	18,323
Financial assets and other receivables	5,009	10,499
TOTAL	653,917	741,340
ASSETS - CURRENT
Trade and other receivables	209,523	193,673
Corporation tax receivable	12,865	11,402
Financial assets	121	183
Cash and cash equivalents	59,345	62,358
TOTAL	281,854	267,616
TOTAL ASSETS	935,771	1,008,956
LIABILITIES - CURRENT
Lease liabilities	13,661	14,450
Trade and other payables	96,827	118,935
Corporation tax payable	7,757	5,604
Contingent consideration	100	8,444
Deferred consideration	3,376	6,236
TOTAL	121,721	153,669
LIABILITIES - NON CURRENT
Borrowings	180,943	144,754
Lease liabilities	33,448	43,557
Deferred tax liabilities	15,183	26,069
Tax liabilities related to Pilar II Income tax	584	—
Contingent consideration	401	—
Deferred consideration	—	943
Other liabilities	552	509
TOTAL	231,111	215,832
EQUITY
Share capital	1,123	1,180
Share premium	21,280	21,280
Merger relief reserve	63,440	63,440
Retained earnings	575,428	573,640
Other reserves	(60,369)	(20,059)
Treasury shares	(17,958)	—
Investment in own shares	(5)	(26)
TOTAL	582,939	639,455
TOTAL LIABILITIES AND EQUITY	935,771	1,008,956

Q4 FY2025 & FY2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit / (Loss) for the period	21,212	17,122	1,168	(1,854)
Income tax charge	2,901	9,858	2,631	1,445
Non-cash adjustments	81,609	57,768	16,889	14,008
Tax paid	(12,763)	(14,254)	(5,820)	(6,547)
Research & Development Credit received	—	478	—	478
Net changes in working capital	(40,186)	(16,580)	(17,176)	(7,769)
Net cash from/(used in) operating activities	52,773	54,392	(2,308)	(239)

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(4,703)	(5,486)	(1,771)	(1,790)
Proceeds from disposal of non-current assets	339	346	84	310
Payment for acquisition of subsidiary, net of cash acquired	(6,831)	(236,110)	(155)	(216,887)
Other acquisition related settlements	—	(55,246)	—	(48,566)
Interest received	1,256	6,171	278	572
Net cash used in investing activities	(9,939)	(290,325)	(1,564)	(266,361)

FINANCING ACTIVITIES
Proceeds from borrowings	85,562	153,814	50,562	153,814
Repayment of borrowings	(43,404)	(8,056)	(2,562)	(8,056)
Proceeds from sublease	127	94	35	(35)
Repayment of lease liabilities	(12,425)	(12,629)	(3,068)	(3,478)
Repayment of lease interest	(1,864)	(2,147)	(417)	(505)
Grant received	274	707	—	(115)
Interest and debt financing costs paid	(8,635)	(3,389)	(2,125)	(1,778)
Payment for repurchase of own shares	(64,765)	—	(46,957)	—
Proceeds from exercise of options	—	6,667	—	81
Net cash (used in)/ generated from financing activities	(45,130)	135,061	(4,532)	139,928
Net change in cash and cash equivalents	(2,296)	(100,872)	(8,404)	(126,672)

Cash and cash equivalents at the beginning of the period	62,358	164,703	68,277	190,021
Effects of exchange rate changes on cash and cash equivalents	(717)	(1,473)	(528)	(991)
Cash and cash equivalents at the end of the period	59,345	62,358	59,345	62,358

Q4 FY2025 & FY2025
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH / (DECLINE) RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH / (DECLINE) RATE AT CONSTANT CURRENCY:

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
REVENUE GROWTH / (DECLINE) RATE AS REPORTED UNDER IFRS	4.3%	(6.8%)	(3.9%)	2.4%
Impact of Foreign exchange rate fluctuations	2.0%	2.3%	3.2%	1.1%
REVENUE GROWTH / (DECLINE) RATE AT CONSTANT CURRENCY	6.3%	(4.5%)	(0.7%)	3.5%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

PROFIT / (LOSS) BEFORE TAX	24,113	26,980	3,799	(409)
Adjustments:
Share-based compensation expense	32,045	34,678	3,859	4,938
Amortisation of acquired intangible assets	21,577	14,980	5,341	5,050
Foreign currency exchange losses / (gains), net	3,727	2,233	2,281	(631)
Restructuring costs	6,539	11,645	1,045	4,386
Exceptional property charges	—	1,925	—	1,925
Fair value movement of contingent consideration	(5,880)	(9,486)	83	(338)
Total adjustments	58,008	55,975	12,609	15,330
ADJUSTED PROFIT BEFORE TAX	82,121	82,955	16,408	14,921

PROFIT / (LOSS) FOR THE PERIOD	21,212	17,122	1,168	(1,854)
Adjustments:
Adjustments to profit before tax	58,008	55,975	12,609	15,330
Release of Romanian withholding tax	(3,800)	—	—	—
Tax impact of adjustments	(8,806)	(7,109)	(267)	(606)
ADJUSTED PROFIT FOR THE PERIOD	66,614	65,988	13,510	12,870

Q4 FY2025 & FY2025
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

DILUTED EARNINGS / (LOSS) PER SHARE (£)	0.36	0.29	0.02	(0.03)
Adjustments:
Share-based compensation expense	0.54	0.59	0.07	0.08
Amortisation of acquired intangible assets	0.37	0.25	0.09	0.09
Foreign currency exchange losses / (gains) net	0.06	0.04	0.03	(0.01)
Restructuring costs	0.11	0.20	0.02	0.07
Exceptional property charges	—	0.03	—	0.03
Fair value movement of contingent consideration	(0.11)	(0.16)	0.01	—
Release of Romanian withholding tax	(0.06)	—	—	—
Tax impact of adjustments	(0.14)	(0.12)	—	(0.01)
Total adjustments	0.77	0.83	0.22	0.25
ADJUSTED DILUTED EARNINGS PER SHARE (£)	1.13	1.12	0.24	0.22

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

NET CASH FROM OPERATING ACTIVITIES	52,773	54,392	(2,308)	(239)
Adjustments:
Grant received	274	707	—	(115)
Net purchases of non-current assets (tangibles and intangibles)	(4,364)	(5,140)	(1,687)	(1,480)
Settlement of COC bonuses on acquisition (2)	—	8,442	—	8,442
ADJUSTED FREE CASH FLOW	48,683	58,401	(3,995)	6,608

Q4 FY2025 & FY2025
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

Direct cost of sales	22,784	25,902	3,234	4,470
Selling, general and administrative expenses	9,261	8,776	625	468
Total	32,045	34,678	3,859	4,938

DEPRECIATION AND AMORTISATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

Direct cost of sales	20,381	20,532	4,810	5,634
Selling, general and administrative expenses	24,560	18,409	6,035	5,999
Total	44,941	38,941	10,845	11,633

Q4 FY2025 & FY2025
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Twelve Months Ended June 30		Three Months Ended June 30
	2025	2024	2025	2024

Closing number of total employees (including directors)	11,479	12,085	11,479	12,085
Average operational employees	10,403	10,587	10,255	11,007

Top 10 customers %	36%	32%	37%	34%
Number of clients with > £1m of revenue (rolling 12 months)	133	146	133	146

Geographic split of revenue %
North America	38%	33%	38%	38%
Europe	23%	26%	23%	25%
UK	33%	33%	33%	30%
Rest of World (RoW)	6%	8%	6%	7%

Industry vertical split of revenue %
Payments	19%	24%	17%	19%
Banking and Capital Markets	20%	15%	22%	17%
Insurance	9%	8%	10%	9%
TMT	19%	23%	17%	21%
Mobility	8%	10%	8%	9%
Healthcare	12%	6%	12%	12%
Other	13%	14%	14%	13%

Q4 FY2025 & FY2025

FOOTNOTES

(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for GalaxE.
(2) GalaxE acquisition-related working capital movement in respect of settlement of change in control (COC) bonuses payable to the GalaxE key employees on behalf of the seller.